Exhibit 99.3

LAKE SHORE GOLD CORP.

MANAGEMENT’S DISCUSSION & ANALYSIS

Years ended December 31, 2014 and 2013

TABLE OF CONTENTS

GENERAL	1
HIGHLIGHTS	3
OUTLOOK	5
CONSOLIDATED FINANCIAL INFORMATION	2
KEY PERFORMANCE INDICATORS	6
REVIEW OF OPERATIONS	10
SUMMARY OF QUARTERLY RESULTS	19
FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES	20
OUTSTANDING SHARE CAPITAL	21
NON-GAAP MEASURES	23
ACCOUNTING POLICIES, STANDARDS AND JUDGMENTS	25
OFF BALANCE SHEET ARRANGEMENTS AND TRANSACTIONS WITH RELATED PARTIES	30
RISKS AND CONTROLS	30
FORWARD-LOOKING STATEMENTS	34
ADDITIONAL INFORMATION	36

GENERAL

This Management’s Discussion and Analysis, or MD&A, is intended to assist the reader in the understanding and assessment of the trends and significant changes in the results of operations and financial condition of Lake Shore Gold Corp. (the “Company” or “Lake Shore Gold”). This MD&A should be read in conjunction with the audited consolidated financial statements of the Company, including the notes thereto, for the years ended December 31, 2014 and 2013 (the “financial statements”), which are prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board.  This MD&A has taken into account information available up to and including March 25, 2015. All dollar amounts are in Canadian dollars unless otherwise stated.

This MD&A contains forward-looking statements. For example, statements in the “Outlook” section of this MD&A are forward looking, and any statements elsewhere with respect to the cost or timeline of planned or expected development, production, or exploration are all forward-looking statements. As well, statements about future mining or milling capacity, future growth, future financial position, the adequacy of the Company’s cash resources or the need for future financing are also forward-looking statements. All forward-looking statements, including forward-looking statements not specifically identified in this paragraph, are made subject to the cautionary language at the end of this document, and readers are directed to refer to that cautionary language when reading any forward-looking statements.

Overview

Lake Shore Gold is a gold producing company with two operating mines, a central milling facility and a large portfolio of growth projects and exploration properties, all located in the Timmins Gold Camp of Northern Ontario.

The Company’s Timmins West Complex is located 18 kilometres west of the City of Timmins and hosts the Timmins West Mine, an underground mining operation that produced 142,200 ounces of gold in 2014.  Production at Timmins West Mine comes from two deposits, Timmins Deposit and Thunder Creek Deposit, both of which are open for expansion. Additional growth opportunities at Timmins West Complex include the 144 exploration area (“144”) and the Gold River Trend Deposit. 144 is a four kilometre trend to the southwest of the Thunder Creek Deposit. The recent intersection of wide, high-grade gold mineralization at 144 illustrates the potential for additional gold deposits along the TC-144 Trend. The Gold River Trend Deposit is located 3 kilometres south of the Timmins West Mine and currently hosts over a million ounces of inferred resources with growth potential.

On the east side of the City of Timmins, the Bell Creek Complex hosts the Company’s milling facility as well as the Bell Creek Mine. The Bell Creek Mine is an underground mine that produced 43,400 ounces in 2014. Significant progress was made in 2014 drilling to extend the reserve life of the Bell Creek Mine, with the result being a 147% increase in reserves (announced as part of the 2014 reserve and resource update on March 12, 2015). There remains a large resource base below the current reserve in the Labine Deep Zone, providing additional opportunities for growth. The Bell Creek Complex also hosts two additional deposits, Vogel and Marlhill, as well as other exploration targets.

The Company’s central mill, located at the Bell Creek Complex, is a conventional gold milling circuit, which processes ore from both the Timmins West and Bell Creek mines. Following completion of an expansion in the third quarter of 2013 (“Q3/13”), throughput at the mill has consistently averaged well over 3,000 tonnes per day (3,410 tonnes per day in 2014) with average recoveries exceeding 95% (96.6% in 2014).

A third gold complex, the Fenn-Gib Deposit, is located approximately 60 kilometres east of Bell Creek. Fenn-Gib is an advanced-stage exploration project, which hosts a large, near-surface deposit with excellent potential for further growth.

Lake Shore Gold is a reporting issuer in all Provinces in Canada (excluding the Territories), and a foreign private issuer in the United States. The Company’s common shares trade on the Toronto Stock Exchange and NYSE MKT under the symbol LSG.

Strategy

Lake Shore Gold’s strategy for increasing shareholder value includes maintaining safe and responsible operations and consistently meeting and exceeding its key performance targets.  Strong operating performance is a key driver of free cash flow, which in turn funds the work required to continually replace reserves and to build resources in support of long-life production and long-term value creation.

HIGHLIGHTS

Lake Shore Gold achieved significant progress in 2014. Production exceeded the Company’s target range and increased 38% from 2013. Cash operating costs and all-in sustaining costs beat guidance and improved by 23% from 2013.  The Company increased cash and bullion by $27.5 million, while at the same time repaying $44.7 million of debt. In addition, drilling completed during 2014 resulted in a 29% increase in total reserves and an extension of mine life at both Timmins West Mine and Bell Creek Mine. The Company also discovered a new area of gold mineralization, the 144 Gap Zone, located southwest of the Timmins West Mine Thunder Creek Deposit.

Performance

•                  Record production of 185,600 ounces in 2014; 43,200 ounces produced in fourth quarter 2014 (“Q4/14”)

•                  Gold poured of 186,500 ounces in 2014 and 42,400 ounces in Q4/14

•                  Record gold sales of 183,300 ounces in 2014, 41,200 ounces sold in Q4/14

•                  Mill throughput of 1,245,900 tonnes in 2014 and 331,500 tonnes in Q4/14

•                  Average grade of 4.8 grams per tonne in 2014 and 4.2 grams per tonne in Q4/14

•                  Cash operating cost per ounce sold(1) of US$592 in 2014 and US$597 in Q4/14, based on cash operating costs(1) of $119.9 million (production costs of $120.3 million) and $28.0 million (production costs of $28.1 million), respectively

•                  All-in sustaining cost per ounce sold(2) of US$872 in 2014 and US$915 in Q4/14

Cash Flow and Profitability

•                  Record revenues in 2014 of $256.1 million, $56.1 million in Q4/14

•                  Record cash flows from continuing operating activities of $111.3 million, $21.7 million in Q4/14

•                  Cash and bullion (the latter valued at market price) at December 31, 2014 of $61.5 million, $27.5 million increase from $34.0 million at December 31, 2013 (cash and bullion declined $5.8 million during Q4/14 reflecting debt repayments)

•                  Total capital investments of $56.2 million in 2014, $17.5 million in Q4/14

•                  Total debt repayments of $44.7 million in 2014 ($23.7 million in Q4/14), including $30.0 million ($20.0 million in Q4/14) to fully repay and eliminate standby line of credit (“Standby Line”)

•                  $20.1 million of flow-through financing arranged in 2014, $15.0 million during Q4/14

•                  Net earnings of $23.6 million ($0.06 per common share) in 2014 and a net loss of $1.5 million ($0.00 per common share) in Q4/14 (Q4/14 net loss included $3.6 million expense from write off of unamortized debt transactions costs and fees related to early repayment of Standby Line)

•                  Adjusted net earnings(3)  of $28.6 million ($0.07 per common share) in 2014 and $2.5 million in Q4/14 ($0.01 per common share)

Growth

•                  Production increased 38% in 2014 and doubled in two-year period from 2012 to 2014

•                  Cash and bullion increased 81% in 2014 and more than tripled from low point of $15.0 million at September 30, 2013 following completion of mill expansion

•                  Reserves grew 29% in 2014 (2014 reserve and resource update released March 12, 2015), extending mine life at both Timmins West Mine and Bell Creek Mine

•                  Discovery of large, new zone of gold mineralization southwest of Timmins West Mine Thunder Creek Deposit; drilling in second half 2014 and early 2015 identifies 144 Gap Zone to minimum dimensions of 350 metres along strike and 350 metres down dip

•                  Intersection of high-grade gold mineralization below the current reserve at Bell Creek Mine and in the S2 Fold Nose at Timmins Deposit.

This MD&A contains measures that are not prepared in accordance with Generally Accepted Accounting Principles as defined under IFRS (“GAAP”). Each of the following is a Non-GAAP measure: cash operating costs and cash operating cost per ounce sold(1), all-in sustaining costs and all-in sustaining cost per ounce sold(2), cash earnings from mine operations(3), and adjusted net earnings (loss)(4). The Company believes these Non-GAAP measures provide useful information that can be used by management and investors to evaluate the Company’s performance and ability to generate cash flows. These measures do not have standardized definitions and should not be relied upon in isolation or as a substitute for measures prepared in accordance with GAAP. A reconciliation of these measures to amounts included in the Consolidated Statements of Comprehensive Income (Loss) for the three and twelve months ended December 31, 2014 and 2013 begins on page 23 of this MD&A.

(1)         Cash operating costs and cash operating cost per ounce are Non-GAAP measures. In the gold mining industry, cash operating costs and cash operating costs per ounce are common performance measures but do not have any standardized meaning. Cash operating costs are derived from amounts included in the Consolidated Statements of Comprehensive Income (Loss) and include mine site operating costs such as mining, processing and administration as well as royalty expenses, but exclude depreciation, depletion and share-based payment expenses and reclamation costs. Cash operating costs per ounce are based on ounces sold and are calculated by dividing cash operating costs by commercial gold ounces sold; US$ cash operating costs per ounce sold are derived from the cash operating costs per ounce sold translated using the average Bank of Canada C$/US$ exchange rate for the period. The Company discloses cash operating costs and cash operating costs per ounce as it believes the measures provide valuable assistance to investors and analysts in evaluating the Company’s operational performance and ability to generate cash flow. The most directly comparable measure prepared in accordance with GAAP is total production costs. A reconciliation of cash operating costs and cash operating cost per ounce to total production costs for the three and twelve months ended December 31, 2014 and 2013 is set out on page 23 of this MD&A.

(2)         All-in sustaining costs and all-in sustaining cost per ounce are Non-GAAP measures. These measures are intended to assist readers in evaluating the total costs of producing gold from current operations. While there are no standardized meanings across the industry for these measures, the Company’s definitions conform to the all-in sustaining costs definition as set out by the World Gold Council in its guidance note dated June 27, 2013. The Company defines all-in sustaining costs as the sum of production costs, sustaining capital (capital required to maintain current operations at existing levels), corporate general and administrative expenses, in-mine exploration expenses and reclamation cost accretion related to current operations. All-in sustaining costs exclude growth capital, reclamation cost accretion not related to current operations, interest expense, debt repayment and taxes. The costs included in the calculation of all-in sustaining costs are divided by commercial gold ounces sold to obtain the all-in sustaining cost per ounce; US$ all-in sustaining cost per ounce sold is translated using the average Bank of Canada C$/US$ exchange rate for the period. The most directly comparable measure prepared in accordance with GAAP is total production costs. A reconciliation of all-in sustaining costs and all-in sustaining cost per ounce to total production costs for the three and twelve months ended December 31, 2014 and 2013 is set out on page 24 of this MD&A.

(3)         Adjusted net earnings (loss) excludes impairment charges, other income/losses (which includes gains/losses and other costs incurred for acquisition and disposal of mining interests, unrealized and non—cash realized gains/losses on financial instruments) as well as significant non-cash non-recurring items. The Company also excludes the net (earnings) losses from the Company’s investments in associates as well as write down/off of investments in associates. The Company excludes these items from net earnings (losses) to provide a measure which allows the Company and investors to evaluate the operating results of the core operations of the Company and its ability to generate operating cash flows to fund working capital requirements, future capital expenditures and service outstanding debt. A reconciliation of adjusted net earnings (loss) to net earnings (loss) for the three and twelve months ended December 31, 2014 and 2013 is set out beginning on page 24 of this MD&A.

(4)         Cash earnings from mine operations is a Non-GAAP measure and does not have any standardized meaning. The Company discloses cash earnings from mine operations as it believes this measure provides valuable assistance to investors and analysts in evaluating the Company’s ability to finance its ongoing business and capital activities. The most directly comparable measure prepared in accordance with GAAP is earnings from mine operations. Cash earnings from mine operations represent the earnings from mine operations prior to deducting non-cash expenses, and is calculated by adding depletion, depreciation and share-based payments in production costs to earnings from mine operations. A reconciliation of cash earnings from mine operations to earnings from mine operations for the three and twelve months ended December 31, 2014 and 2013 is set out beginning on page 23 of this MD&A.

OUTLOOK

In 2015, the Company is targeting gold production of 170,000 — 180,000 ounces with estimated cash operating costs per ounce sold in the range of US$650 to US$700, all-in sustaining costs per ounce sold between US$950 and US$1,000 and total production costs of $125.0 million. The 2015 targets for production and units costs are similar to the target ranges established a year earlier for 2014.

The Company is well financed to meet its operating, capital investment and debt repayment requirements during 2015, including fully repaying its senior secured debt by the end of May. In addition, based on its 2015 business plan and current market conditions, the Company is positioned to generate significant free cash flow during the year. The Company’s cash and bullion increased from $61.5 million at December 31, 2014 to approximately $75.0 million at March 25, 2015.

Additionally in 2015, the Company is targeting to replace reserves mined in the year, and advance the 144 Gap discovery. To achieve these targets, the Company is planning over 200,000 metres of drilling in 2015, including 120,000 metres of drilling at the 144 Gap Zone. The work program at 144 Gap includes $18.0 million of exploration expenditures and will involve approximately 90,000 metres of surface drilling, 30,000 metres of underground drilling and development to drive an exploration drift from Thunder Creek to establish an underground drill platform. The drift is scheduled for completion during the third quarter of 2015.  The Company’s goal is to establish a first resource at the 144 Gap Zone for December 31, 2015, which will be released as part of the next resource update early in 2016.

CONSOLIDATED FINANCIAL INFORMATION(1)

	Quarter ended December 31,		Year ended December 31,
(in $’000, except the per share amounts)	2014	2013	2014	2013

Revenue	$56,080	$65,814	$256,144	$192,647
Production costs	$28,076	$31,952	$120,303	$107,491
Earnings (loss) from mine operations	$11,889	$(213,260)	$64,112	$(200,049)
Earnings (loss) from operations and associates	$5,144	$(218,577)	$45,567	$(219,624)
Earnings (loss) from continuing operations*	$(1,500)	$(225,693)	$23,614	$(229,167)
Net earnings (loss)*	$(1,500)	$(225,693)	$23,614	$(233,469)
Basic net income (loss) per share from continuing operations	$(0.00)	$(0.54)	$0.06	$(0.55)
Basic net income (loss) per share	$(0.00)	$(0.54)	$0.06	$(0.56)
Cash flows from continuing operating activities	$21,736	$38,112	$111,256	$70,647

*     Loss in Q4/14 includes $3.6 million expense from write off of unamortized debt transaction costs and fees related to early repayment of Standby Line.

KEY PERFORMANCE INDICATORS(1)

	Quarter ended December 31,		Year ended December 31,
	2014	2013	2014	2013
Tonnes milled	331,500	321,800	1,245,900	952,700
Grade (gpt)	4.2	5.2	4.8	4.6
Average mill recoveries	96.7%	96.3%	96.6%	95.8%
Ounces produced	43,200	51,700	185,600	134,600
Ounces poured	42,400	51,400	186,500	129,600
Ounces sold	41,200	49,650	183,300	135,600
Average price (US$/oz)	$1,200	$1,261	$1,269	$1,377
Average price ($/oz)	$1,360	$1,328	$1,398	$1,422
Cash operating costs (US$/oz)	$597	$609	$592	$766
Cash operating costs ($/oz)	$679	$640	$654	$789
All - in sustaining costs (US$/oz)	$915	$849	$872	$1,139
All - in sustaining costs ($/oz)	$1,040	$891	$963	$1,174
Cash earnings from mine operations ($000s)	$28,117	$34,089	$136,249	$85,686
Adjusted net earnings (loss) ($000s)	$2,493	$2,310	$28,570	$(3,593)
Adjusted net earnings (loss) per share ($/share)	$0.01	$0.01	$0.07	$(0.01)

(1)         The Company’s Consolidated Financial Information includes measures prepared in accordance with GAAP. The Company’s Key Performance Indicators include a number of Non-GAAP measures, including cash operating costs, all-in sustaining costs, cash earnings from mine operations as well as adjusted net earnings (loss) and adjusted net earnings (loss) per share, which the Company believes provide useful information that can be used to evaluate the Company’s performance. These Non-GAAP measures do not have standardized definitions and should not be relied upon in isolation or as a substitute for the measures prepared in accordance with GAAP. A reconciliation of these measures to amounts included in the Consolidated Statements of Comprehensive Income (Loss) is set out beginning on page 23 of this MD&A.

An ongoing key objective for the Company is generating free cash flow. Achieving this objective is important for funding the Company’s operations, reducing debt and providing the financial strength to invest in future growth. The key performance indicators that drive cash flow generation include gold production, gold poured and gold sales, as well as unit costs which, along with the gold price, determine the Company’s margins. Also important to the Company’s cash position is its ability to manage its capital investment as well as its debt levels. Another indicator of the Company’s ability to generate cash flow is cash earnings from mine operations, which along with earnings from mine operations, net earnings and adjusted net earnings are the Company’s primary earnings measures.

Record Production of 185,600 Ounces in 2014 Exceeds Company’s Target

The Company achieved record production in 2014, with a total of 185,600 ounces produced, exceeding the Company’s target range for the year of 160,000 to 180,000 ounces. The production was 38% higher than the 134,600 ounces produced in 2013. Mill throughput during the year totaled 1,245,900 tonnes, or an average of 3,410 tonnes per day, an increase of 31% from the 2,610 tonnes per day processed in 2013.  Higher volumes resulted from a full year of increased production rates following the completion of the Company’s mill expansion in the Q3/13. The average grade in 2014 was 4.8 grams per tonne compared to 4.6 grams per tonne in 2013, with the increase mainly reflecting mine sequencing. Gold poured during 2014 totaled 186,500 ounces, an increase of 44% from 129,600 ounces in 2013.

Production in Q4/14 of 43,200 ounces of gold (331,500 tonnes at an average grade of 4.2 grams per tonne) compared to total production of 51,700 ounces (321,800 tonnes at an average grade of 5.2 grams per tonne) in the fourth quarter of 2013 (“Q4/13”). The change from the prior year’s fourth quarter reflected lower average grades due to mine sequencing. The Company poured 42,400 ounces during Q4/14 versus 51,400 ounces in Q4/13.

Record Gold Sales Drive Strong Growth in Revenues

Gold sales in 2014 were a record 183,300 ounces, a 35% increase from 2013. Total revenues of $256.1 million in 2014 were also a record and increased by 33% from the prior year. The increase in revenues from 2013 reflected strong growth in sales volumes, which more than offset a 2% reduction in the average selling price, to $1,398 (US$1,269) per ounce from $1,422 (US$1,377) per ounce in 2013.  The average Canadian dollar exchange rate was US$1:C$1.10 in 2014 compared to US$1:C$1.03 in 2013.

Gold sales in Q4/14 totaled 41,200 ounces compared to 49,600 ounces in Q4/13, reflecting lower production levels. Revenues in Q4/14 totaled $56.1 million versus $65.8 million in Q4/13. Partially offsetting the impact of lower gold sales was an increase in the average selling price of gold to $1,360 (US$1,200) per ounce in Q4/14 from $1,328 (US$1,269) per ounce in Q4/13. The increase in the average gold price reflected a weaker Canadian dollar (US$1:C$1.14 in Q4/14 versus US$1:C$1.05 in Q4/13), which more than offset the impact of a 4.8% reduction in the average US$ gold price from US$1,261 per ounce in Q4/13 to US$1,200 per ounce in Q4/14.

Lower Unit Operating Costs and Significant Margin Improvement

Production costs in 2014 totaled $120.3 million, an increase from $107.5 million in 2013 reflecting higher production volumes. Total production costs in 2014 beat the Company’s target for the year of $128.0 million. On a unit cost basis, cash operating cost per ounce sold averaged US$592 in 2014, a 23% improvement from US$766 in 2013 and 12% better than the low end of the Company’s target range for the year of US$675 to US$775. All-in sustaining cost per ounce sold averaged US$872, also a 23% improvement from 2013 and US$397 per ounce less than the average selling price of US$1,269 per ounce during 2014. The US$872 per ounce sold of all-in sustaining costs in 2014 was 8% better than the low end of the Company’s 2014 target range of US$950 to US$1,050.

Production costs in Q4/14 totaled $28.1 million, a reduction from $32.0 million in Q4/13 reflecting lower production volumes.  Cash operating cost per ounce sold of US$597 was 2% lower than the US$609 in Q4/13 and reflected the impact of a weaker Canadian dollar during Q4/14.  All-in sustaining costs averaged US$915 per ounce sold in Q4/14 or US$285 per ounce less than the average selling price for the quarter of US$1,200. All-in-sustaining costs for Q4/14 were 8% higher than in the same period in 2013 as higher sustaining capital costs, mainly for mine development, was only partially offset by the impact of a weaker Canadian dollar.

Capital Expenditures in Line with Expectations

Capital investment in 2014 totaled $56.2 million, or 38% lower than the $90.4 million invested in 2013.

During Q4/14, the Company invested a total of $17.5 million in its mining interests compared to $10.3 million invested in Q4/13. The increase reflects higher investment in capital development in Q4/14 than in Q4/13.

$44.7 Million of Debt Repayments in 2014 — Standby Line Fully Repaid

Total debt repayments in 2014 were $44.7 million, all relating to the Company’s senior secured credit facility with Sprott Resource Lending Partnership (“Sprott”). Included in the $44.7 million of debt repayments are $30.0 million relating to the Company’s Standby Line and $14.7 million to principal repayments on the Company’s gold-linked note.

Debt repayments in Q4/14 totaled $23.7 million, of which $20.0 million was paid on December 31, 2014 to fully repay and retire the Standby Line. The remaining $3.7 million of debt repayments in Q4/14 related to the principal portion of payments on the gold-linked note.

Cash and Bullion of $61.5 Million at December 31, 2014

Cash and bullion at December 31, 2014 totaled $61.5 million, including $54.4 million of cash and cash equivalents and $7.1 million of bullion valued at market prices (bullion represents gold poured in doré that has not yet been included in revenue and for which cash has not yet been received). The $61.5 million of cash and bullion at December 31, 2014 was 81% higher than the $34.0 million of cash and bullion at December 31, 2013. The increase in cash and bullion was after debt repayments of $44.7 million and resulted from internally generated cash flow as well as approximately $20.1 million from flow-through financings completed in 2014.

Cash flow from operating activities, after movements in working capital, was a record $111.3 million in 2014, a 58% increase from $70.6 million in 2013. Investing activities represented a use of cash totaling $57.3 million in 2014, reflecting capital expenditures during the year, including movements in working capital. Financing activities accounted for a use of cash totaling $32.8 million in 2014 as cash used for debt repayments and payments relating to finance lease obligations more than offset the impact of proceeds from flow-through financings during the year.

Cash flow from operating activities, after movements in working capital, in Q4/14 totaled $21.7 million compared to $38.1 million in Q4/13. Cash used for investing activities in Q4/14 totaled $16.3 million, while cash used for financing activities totaled $12.7 million, the latter mainly reflecting the $20.0 million payment on the Standby Line on December 31, 2014 and $5.1 million of principal and interest payments on the gold-linked note, partially offset by the net proceeds from flow through financing of $14.4 million.

Strong Growth in Both Cash Earnings and Earnings from Mine Operations

The Company generated cash earnings from mine operations in 2014 of $136.3 million, 59% higher than the $85.7 million reported in 2013. The significant growth in cash earnings from mine operations mainly reflected increased revenues resulting from higher gold sales, as well as the impact of lower unit costs and improved margins.

Earnings from mine operations totaled $64.1 million in 2014 compared to a loss from mining operations of $200.0 million in 2013. Excluding the impact of a $225.0 million impairment charge in 2013, earnings from mine operations for that year totaled $25.0 million. Earnings from mine operations includes cash earnings from mine operations, as well as the impact of depreciation and depletion expense, share-based payments and any impairment charges.

Cash earnings from mine operations in Q4/14 totaled $28.1 million versus $34.1 million in Q4/13, largely reflecting higher gold sales and revenues in the prior period. Earnings from mine operations totaled $11.9 million compared to a loss from mine operations of $213.3 million in Q4/13 (earnings from mine operations of $11.7 million excluding the impact of the impairment charge in Q4/13).

Net Earnings Total $23.6 Million in 2014, $0.06 per Common Share

Net earnings in 2014 totaled $23.6 million or $0.06 per common share, which compared to a net loss of $233.5 million or $0.56 per common share in 2013. The net loss in 2013, in addition to the impairment charge of $225.0 million, included a $4.3 million loss from discontinued operations relating to the sale of the Company’s Mexico subsidiary. Excluding the impact of the impairment charge and the loss from discontinued operations, the net loss in 2013 totaled $4.2 million or $0.01 per common share. The higher net earnings in 2014 compared to 2013, excluding the impairment charge and loss from discontinued operations in 2013, resulted mainly from higher gold sales and lower unit costs in 2014.

The Company reported a net loss of $1.5 million or $0.00 per common share in Q4/14 compared to a net loss of $225.7 million or $0.54 per common share in Q4/13, the latter including the $225.0 million impairment charge. Contributing to the net loss in Q4/14 were a $2.4 million write off related to unamortized debt transaction costs and a $1.2 million prepayment fee, both resulting from the $20.0 million prepayment on the Standby Line on December 31, 2014.

Adjusted Net Earnings of $28.6 Million in 2014, $2.5 Million in Q4/14

Starting in the first quarter of 2014, the Company began reporting adjusted net earnings (see the Non-GAAP Measures section on page 24 of this MD&A for a full definition). Adjusted net earnings in 2014 totaled $28.6 million versus adjusted net losses of $3.6 million in 2013. Adjusted net earnings in Q4/14 totaled $2.5 million compared to adjusted net earnings of $2.3 million in Q4/13.

REVIEW OF OPERATIONS

Processing

The Company’s central mill, located at the Bell Creek Complex, is a conventional gold mill circuit, involving crushing and grinding, gravity and leaching, followed by carbon-in-leach and carbon-in-pulp processes for gold recovery. The milling facility is located approximately 20 kilometres east of the City of Timmins. The mill, which processes ore from both the Timmins West and Bell Creek mines, has an operating capacity of over 1.3 million tonnes per year and has consistently achieved metallurgical recoveries exceeding 95%.

During 2014, the Company processed 1,245,900 tonnes of ore at an average grade of 4.8 grams per tonne and average recoveries of 96.6% for a total of 185,600 recovered ounces. 2014 production compared to 952,700 tonnes at an average grade of 4.6 grams per tonne and recoveries of 95.8% for 134,600 ounces recovered in 2013.

In Q4/14, a total of 331,500 tonnes of ore was processed at the Bell Creek Mill, an increase of 3% from Q4/13 reflecting higher production volumes from the Company’s mines. A total of 43,200 ounces were recovered in Q4/14 at an average grade of 4.2 grams per tonne with recoveries averaging 96.7%. These results compare to 321,800 tonnes at an average grade of 5.2 grams per tonne and recoveries of 96.3% for 51,700 recovered ounces in Q4/13.

During 2014, the Company invested $8.9 million ($3.2 million in Q4/14) at the Bell Creek Mill, which mainly related to expansion of its tailings facility.

Timmins West Mine

The Timmins West Mine is an underground mine located approximately 18 kilometres west of Timmins, Ontario at the junction of highways 101 and 144. The current mine represents the combination of the Timmins Deposit and the adjacent Thunder Creek Deposit into a single fully integrated mining operation, effective January 1, 2012. The Company produces ore at Timmins West Mine using a 710 metre, 5.5 metre diameter shaft, with a 6,000 tonne per day total hoisting capacity. The ore is accessed using mobile equipment via internal ramps both from surface and the main shaft. Primary mining methods include longitudinal and transverse longhole mining. Broken ore is removed from the stopes using remote controlled Load-Haul-Dump Loaders (“LHDs”), loaded onto trucks and hauled to the main shaft rockbreaker station prior to skipping to surface.

Production from Timmins West Mine and surrounding properties is subject to a 2.25% net smelter royalty (“NSR”). There are several other royalties applicable to various land areas comprising the Timmins West Mine. Only one of these other royalties, a 1% NSR royalty related to Thunder Creek, involves areas of known mineralization.

A total of 142,200 ounces of gold was produced at Timmins West Mine in 2014, as a result of processing 971,200 tonnes of ore at an average grade of 4.7 grams per tonne. The 2014 production was 33% higher than the 107,100 ounces produced during 2013 (747,500 tonnes at an average grade of 4.6 grams per tonne). Increased throughput levels and a slightly higher average grade accounted for the increase in production compared to 2013. In 2014, production was largely from the Ultramafic Zone at Timmins Deposit and Rusk Zone at Thunder Creek.

A total of 31,200 ounces of gold was produced at Timmins West Mine in Q4/14 from processing 251,800 tonnes at an average grade of 4.0 grams per tonne. Production in Q4/14 compared to production in Q4/13 of 41,600 ounces (259,800 tonnes at an average grade of 5.2 grams per tonne). The change in production from in Q4/14 compared to Q4/13 mainly reflected the impact on average grades of mine sequencing.

During 2014, the Company invested $32.7 million at the Timmins West Mine ($9.8 million in Q4/14), largely related to investments in mine development, equipment, and a new water pond. Also included in the $32.7 million of investments were $4.4 million for in-mine, definition drilling and $2.7 million for exploration work, including drilling and the development of exploration drifts. The Company completed 5,100 metres of capital development in 2014, mainly focused on continued ramp advancement and level development at both Timmins Deposit and Thunder Creek. As at December 31, 2014, the ramp at Timmins Deposit had been developed to below the 930 Level, while the ramp at Thunder Creek had been advanced upward past the 520 Level. In addition to all other associated infrastructure development, a portion of the capital development in 2014 related to exploration drifts on the 790, 830 and 910 levels at Timmins Deposit. Near the end of the year, the Company commenced development of an exploration ramp from the 765 Level at Thunder Creek towards the 144 Gap Zone, primarily for the purpose of establishing an underground diamond drill platform.

A total of 65,600 metres of in-mine, definition drilling was completed in 2014. Drilling during the year was focused on the Ultramafic and Footwall zones between the 850 and 1,120 levels at the Timmins Deposit. At Thunder Creek, drilling tested both the Rusk and the Porphyry zones between the 765 and the 890 levels, as well between the 520 and 625 levels. On March 12, 2015, the Company released results of its 2014 reserve and resource update, which included total reserves at Timmins West Mine of 509,700 ounces (3,691,000 tonnes at an average grade of 4.3 grams per tonne). The updated reserve estimate compares to the previous estimate of 492,200 ounces (3,332,000 tonnes at an average grade of 4.6 grams per tonne), with the 4% increase in reserves exceeding the Company’s goal of replacing reserves mined at Timmins West Mine during 2014.

A total of 20,600 metres of exploration drilling was completed on Timmins West Mine in 2014 (4,400 metres during Q4/14) as part of an exploration program initiated in January 2014 focused on targets outside existing resources. Key areas of focus included exploring high-potential areas along strike and down dip of current zones at the Timmins Deposit, as well as areas along the sediment/ultramafic contact between the Timmins Deposit and Thunder Creek. Results from 13,916 metres were reported in a press release dated October 21, 2014 and included several significant intersections from the S2 Fold Nose, a second fold nose structure located on the east side of the Timmins Deposit. The results also included encouraging intercepts below the current resource shapes for the Footwall and Ultramafic zones at Timmins Deposit between the 790 and 850 levels. An additional eight widely-spaced holes (4,376 metres) were drilled to explore along the contact between the Timmins and Thunder Creek deposits, with no significant gold values being intersected from this drilling.

Bell Creek Mine

The Bell Creek Mine is an underground mine located approximately 20 kilometres northeast of Timmins, Ontario. Ore at Bell Creek is trucked to surface using a five metre wide by five metre high ramp. Longitudinal longhole stoping is the primary mining method. Broken ore is removed from the stope using remote controlled LHDs, and trucked to surface.

Production from Bell Creek Mine is subject to a 2% NSR, payable to Goldcorp Inc. (“Goldcorp”). The royalty is subject to the recovery by the Company of $6.0 million related to Goldcorp’s share of the purchase price of a prior royalty. The $6.0 million is being offset against royalty obligations payable by the Company to Goldcorp. As at December 31, 2014 the Company had total royalty expense of $2.7 million that had been offset against the payment owed by Goldcorp.

Production from Bell Creek Mine in 2014 totaled 43,400 ounces of gold (274,700 tonnes at an average grade of 5.1 grams per tonne), a 58% increase from 27,500 ounces (205,200 tonnes at an average grade of 4.4 grams per tonne) produced in 2013. Higher throughput levels and increased average grades accounted for the strong production growth compared to 2013. Production in 2014 was primarily in the NA and Hanging Wall (“HW”) zones with some production from the NA2, NA3, NA4 veins and North B (“NB”)2 and NB3 veins between the 300 Level and 760 Level. Higher tonnage in the year compared to 2013 reflected an increase in the mining rate given a widening of the orebody at depth. The improved average grade resulted from increased production from the higher-grade NA Zone.

During Q4/14, 12,000 ounces of gold was produced from Bell Creek Mine (79,700 tonnes at an average grade of 4.9 grams per tonne), which compared to production of 10,100 ounces (62,000 tonnes at an average grade of 5.3 grams per tonne) in Q4/13. Production in Q4/14 was primarily in the NA and HW zones with some production from the NA4 and Foot Wall veins between the 300 Level and 760 Level. Increased tonnage in Q4/14 compared to the same quarter in 2013 reflected an increase in the mining rate given a widening of the orebody at depth. The decline in average grade resulted from mine sequencing.

In 2014, the Company invested $14.0 million ($4.2 million in Q4/14) at the Bell Creek Mine for mine development, equipment and exploration drilling. The Company completed 2,700 metres of capital development in 2014. As at December 31, 2014 the ramp had been extended to the 790 Level, with level development, escapeways and ventilation raises advancing towards the 790 Level. A total of 11,961 metres of in-mine definition drilling was completed at the Bell Creek Mine during 2014 (1,058 metres in Q4/14) in support of ongoing mining operations.

Exploration drilling programs, totaling 24,200 metres, were completed at Bell Creek during 2014 and accounted for $2.3 million of the $14.0 million of total investment for the year. The first program was launched in January and included 3,800 metres of drilling. The program was designed to test high-potential targets near existing resources between the 775 and 925 levels. A second program, involving 20,400 metres of drilling, was launched in July in order to infill and expand resources and convert resources to reserves between the 775 Level and the 1165 Level. It was mainly as a result of the second drill program that the Company announced a 147% increase in reserves (1,792,000 tonnes at an average grade of 4.6 grams per tonne for 263,600 ounces) at Bell Creek Mine as part of its 2014 reserve update, issued on March 12, 2015.

144

In August 2014, the Company commenced a drill program at the 144, located directly southwest of Thunder Creek, with 23,700 metres completed in Q4/14 and a total of 24,400 metres completed during the year. The drill program is largely focused on the area immediately adjacent to Thunder Creek (the 144 Gap), and also includes drilling in both the 144 North and 144 South targets.

On October 6, 2014, the Company announced that the first hole (Hwy-14-48) from the program had intersected 5.37 grams per tonne over 46.0 metres, including 21.87 grams per tonne over 6.0 metres and 12.54 grams per tonne over 4.4 metres. The intersections confirmed the presence of wide, high-grade gold mineralization within 770 metres of Thunder Creek.

On November 13, 2014, the Company announced the results from another four drill holes with all holes intersecting wide, high-grade gold mineralization. The new results confirmed and extended the size of the mineralized area southwest of Thunder Creek.

On January 27, 2015, the Company released the results of an additional 20 holes, covering 23,600 metres of drilling, at the 144 Gap Zone target area. The results identified the 144 Gap Zone to within 500 metres of Thunder Creek and established the zone to minimum dimensions of 350 metres along strike and 350 metres down dip, with the zone remaining open for expansion.

On February 23, 2015, the Company released results from an additional 10 holes and one wedge hole, covering a total of 11,100 metres of drilling. The results established a thick, high-grade core within the 144 Gap Zone with minimum dimensions of 250 metres of vertical height, 75 to 100 metres of width and 50 to 75 metres along strike. Based on drilling to date, the high-grade core remains open for expansion along strike, to the west and towards surface.

Interpretations of current drill results suggest that the mineralization at the 144 Gap Zone is contained within a broad zone of hydrothermal alteration and deformation measuring up to 100 metres wide and closely associated with syenite intrusions, quartz veining, pyrite, scheelite and/or galena and multiple occurrences of visible gold. Similar to Thunder Creek, mineralization at the 144 Gap Zone appears to be contained in both wide bulk and narrow high-grade structures.

A total of approximately 120,000 metres of drilling is planned at 144 Gap Zone in 2015, with the Company’s goal to establish a first resource for the end of 2015 (to be released in early 2016). Late in 2014, the Company commenced driving a ramp from the 765 Level at Thunder Creek towards the 144 Gap Zone area for the purpose of establishing an underground drill platform to support approximately 30,000 metres of underground drilling in 2015 (approximately 90,000 metres of surface drilling is planned). A total of 1,200 metres of total development is planned, with the ramp expected to be completed in the third quarter of 2015. Underground drilling is targeted to commence during the second quarter of the year.

FINANCIAL REVIEW

The table that follows highlights the results of operations for the fourth quarter and year ended December 31, 2014 and 2013:

	Quarter ended December 31,		Year ended December 31,
(in $’000, except the per share amounts)	2014	2013	2014	2013

Revenue	$56,080	$65,814	$256,144	$192,647
Cash operating costs	(27,963)	(31,725)	(119,895)	(106,961)
Cash earnings from mine operations	28,117	34,089	136,249	85,686
Depreciation and depletion	(16,115)	(22,122)	(71,729)	(60,205)
Share-based payments in production costs	(113)	(227)	(408)	(530)
Impairment charge	—	(225,000)	—	(225,000)
Earnings (loss) from mine operations	11,889	(213,260)	64,112	(200,049)
Expenses*
General and administrative	(2,687)	(3,256)	(11,274)	(10,573)
Exploration	(2,488)	(262)	(3,339)	(1,203)
Share-based payments in expenses	120	(626)	(2,260)	(2,092)
	6,834	(217,404)	47,239	(213,917)
Other (loss) income, net	(2,875)	(1,830)	(3,284)	5,133
Share of loss of investments in associates	(311)	(871)	(865)	(1,833)
Write down of investment in associates	(807)	(302)	(807)	(3,874)
Earnings (loss) before finance items	2,841	(220,407)	42,283	(214,491)
Finance expense, net	(4,341)	(5,286)	(18,669)	(14,676)
(Loss) earnings before taxes	(1,500)	(225,693)	23,614	(229,167)
Loss from discontinued operations	—	—	—	(4,302)
Net (loss) earnings	$(1,500)	$(225,693)	$23,614	$(233,469)
Basic and diluted (loss) earnings per share
(Loss) earnings per share from continuing operations	$(0.00)	$(0.54)	$0.06	$(0.55)
(Loss) earnings per share	$(0.00)	$(0.54)	$0.06	$(0.56)

* General and administrative and exploration expenses differ from the balances on the Consolidated Statements of Comprehensive Income (Loss) by the share-based payments in expenses of $2,260 in 2014 ($2,092 in 2013).

Summary

Cash earnings from mine operations of $136.2 million in 2014 were $50.6 million or 59% higher than the $85.7 million in 2013 due to higher gold sales and lower unit operating costs which more than offset the impact of a 2% reduction in the average realized Canadian gold price.

The Company reported net earnings of $23.6 million, or $0.06 per common share in 2014 compared to a net loss of $233.5 million in 2013. The net loss in 2013 included a $225.0 million impairment charge and a $4.3 million loss from discontinued operations from the sale of the Company’s Mexico subsidiary. Excluding the impairment charge and the loss from discontinued

operations, the Company’s net loss in 2013 was $4.2 million. Higher gold sales, improved unit costs as well as lower depletion and depreciation costs per ounce more than offset the impact of a reduction in the average gold price in accounting for the improved earnings performance in 2014 compared to 2013.

Cash earnings from mine operations of $28.1 million in Q4/14 were $6.0 million lower than the same period in 2013 reflecting lower gold sales, partially offset by slightly higher realized gold price. The average realized gold price in Q4/14 was $1,360 per ounce, 2% higher than for the same period in 2013.

The Company reported net loss of $1.5 million, or $0.00 per common share, in Q4/14 compared to a net loss of $225.7 million in the same period of 2013. Net loss in Q4/14 includes the impact of the prepayment of the Standby Line ($2.4 million write off of unamortized debt transaction costs and $1.2 million prepayment fee). Excluding the charges for the Standby Line prepayment, the Company would have generated net earnings of $2.1 million in Q4/14.  The net loss in Q4/13 included a $225.0 million impairment charge; excluding the impairment charge the Company’s net loss in Q4/13 was $0.7 million.

Discontinued operations

On January 30, 2013 the Company and Revolution Resources Corp., subsequently renamed IDM Mining Ltd. (“IDM”), entered into an agreement for the sale of the Company’s Mexico subsidiary (which held 100% of the Company’s Mexico property portfolio) to IDM for shares of IDM and other consideration.

The transaction closed on May 8, 2013 (“closing date”) at which time the Company received 20 million common shares of IDM. The Company recorded a loss of $4.3 million on the discontinued operations.

Revenue

	Quarter ended December 31,		Year ended December 31,
	2014	2013	2014	2013
Revenues
Gold sales (ounces)	41,200	49,600	183,300	135,550
Realized gold price ($/ounce)	$1,360	$1,328	$1,398	$1,422
Revenues ($’000)	$56,080	$65,814	$256,144	$192,647

Revenues for 2014 are 33% higher than in the same period in 2013 reflecting higher gold sales (47,750 more ounces or 35% higher than in 2013), which more than offset a slightly lower average realized gold price (2% lower than in 2013). Revenues for the three months ended December 31, 2014 are 15% lower than in the same period in 2013, reflecting less ounces sold; the impact of lower ounces sold was partially offset by a better price realized (2% higher than in the fourth quarter of 2013).

Cash operating costs

Cash operating costs in 2014 totaled $119.9 million, which represented $654 per ounce sold compared to cash operating costs of $107.0 million or $789 per ounce in 2013. The higher cash operating costs in 2014 reflected increased production volumes. Lower per unit costs in 2014 compared to 2013 reflect increased grades for 2014, the benefit of completed infrastructure, as well as the impact of a number of cost control measures introduced since the end of the first quarter of 2013 in response to lower gold prices.

Cash operating costs in Q4/14 totaled $28.0 million, which represented $679 per ounce sold compared to cash operating costs of $31.7 million or $640 per ounce in Q4/13. The higher cash cost per unit in Q4/14 compared to same period in 2013 reflected the impact of a lower average grade in Q4/14 (4.2 grams per tonne compared to 5.2 grams per tonne in Q4/13).

Depreciation and depletion

Depreciation and depletion in 2014 of $71.7 million was $11.5 million higher than in 2013 reflecting higher gold sales.  On a per ounce sold basis, depreciation and depletion were $391 in 2014, 12% lower than in 2013. The reduction in per unit depletion and depreciation costs from 2013 was mainly due to the lower carrying value of mining interests in 2014 after the impairment charge recorded at the end of 2013.

For Q4/14, depreciation and depletion of $16.1 million was $6.0 million lower than in Q4/13, with the reduction reflecting lower gold sales. As with the full-year, depreciation and depletion on a per ounce sold basis was $391, 12% lower than in Q4/13.

Share-based payments in production costs

Share-based payments in production costs of $0.4 million and $0.1 million for 2014 and Q4/14  were comparable to the same periods in 2013.

Other income (loss) and expenses

General and administrative expenses (net of share-based payment expense discussed below) for 2014 were $0.7 million higher than in 2013 due to expenditures for management restructuring. General and administrative expenses (net of share-based payments) in Q4/14were $0.6 million lower than in Q4/13 due to the timing of certain accruals in 2013.

Exploration expenses (net of share-based payment expense discussed below) of $3.3 million and $2.5 million, respectively for 2014 and Q4/14 are $2.2 million higher than in the same periods in 2013 as the Company started drilling at 144 in the third quarter of 2014. The Company spent a total of $2.4 million at the 144 Gap Zone in 2014 ($2.2 million in the fourth quarter).

Share-based payments in expenses for 2014 and Q4/14 of $2.3 million and $0.1 million, respectively, were $0.2 million higher and $0.7 million lower than in the same periods in 2013. The lower share-based payments in expenses in Q4/14 were primarily due to a decrease in share-based liabilities in the quarter reflecting a lower market price of the Company’s shares at December 31, 2014 compared to September 30, 2014.

Other (loss) income, net, for the three and twelve months ended December 31, 2014 and 2013 is as follows (in $’000s):

	Quarter ended December 31,		Year ended December 31,
	2014	2013	2014	2013
Unrealized and realized gain (loss) on embedded derivatives	$1,717	$(245)	$5,491	$8,171
Unrealized and realized foreign exchange (loss), net	(1,686)	(555)	(6,044)	(489)
Gain (loss) on deemed disposition of investments	—	—	1,038	(1,681)
Write down of unamortized transaction costs on loan prepayment	(2,392)	—	(3,356)	—
Loss on sale lease back transaction	—	(682)	—	(682)
Expenditures for disputed property taxes	(943)	—	(943)	—
Amortization of deferred premium on flow through shares	429	—	530	—
Other loss, net	—	(348)	—	(186)
Other (loss) income, net	$(2,875)	$(1,830)	$(3,284)	$5,133

The unrealized and realized gain (loss) on embedded derivatives represents the gain (loss) from the mark to market of the embedded derivatives on the Sprott gold-linked note as a result of movements in gold prices. The change in the realized and unrealized gain (loss) reflects changes in gold prices for various periods as well as fewer payments remaining on the Sprott gold-linked note at December 31, 2014 compared to December 31, 2013.

Unrealized and realized foreign exchange loss includes unrealized losses from the mark to market of the embedded derivatives on the Sprott gold-linked note and reflects movements in the C$/US$ exchange rate during the periods.

On May 8, 2013, the closing date of the transaction between the Company and IDM (see above under “Discontinued Operations”) the Company’s interest in IDM increased to 22.5% (from approximately 7% before the transaction) and IDM became an associate of Lake Shore Gold. As such, from May 8, 2013 to June 13, 2014), the Company accounted for its interest in IDM under the equity method of accounting.

Prior to the closing date, the Company’s investment in IDM was considered available for sale and marked to market at each period end with changes in value accumulated in other comprehensive income (loss) as part of investment revaluation reserve. The Company recorded a loss of $1.7 million on the transaction (deemed disposition of the available for sale investment in IDM).

On June 13, 2014 the Company’s interest in IDM was diluted to 11.6% (from 22.5%) reflecting Lake Shore Gold’s decision not to participate in a financing by IDM. Effective June 13, 2014 (the “change date”), the investment in IDM was transferred to available for sale investments since IDM is no longer considered an associate of the Company. The Company recorded a gain of $1.0 million on the change date, representing the difference between the Company’s carrying value of the investment in IDM and its market value.

On June 4, 2014, the Company repaid $10.0 million on its Standby Line; on December 31, 2014, the Company repaid the remaining $20.0 million on the Standby Line. As a result of the $20.0 payment, the Company wrote down $3.4 million and $2.4 million, respectively, of unamortized debt transaction costs in 2014 and Q4/14.

Expenditures for disputed property taxes — on November 21, 2014, the Company received a notice of reassessment from the City of Timmins, totaling $0.9 million, for additional property taxes payable in respect of the Company’s Timmins West Mine and Bell Creek site (in addition to property taxes the Company had already been assessed and had paid in 2014, and which had been recognized within production costs). The reassessment reflects property values as determined by the Municipal Property Assessment Corporation (“MPAC”). The Company is appealing the property value reassessment and the related taxes payable. Given the complexity of determining the appropriate assessment and the uncertainty of the result of the Company’s appeal, the final amount payable cannot be estimated at this time.  In accordance with IFRS, the Company has recognized the maximum amount due of $0.9 million in other income (loss), net. The Company has agreed on a payment schedule with the City of Timmins with respect to the full amount, with $0.3 million paid in December 2014 and the remaining to be paid in 2015, subject to the deduction or refund of any amounts determined not to be payable pursuant to the appeal.

Amortization of deferred premium on flow-through shares of $0.5 million and $0.4 million, respectively for 2014 and Q4/14, is related to the premium on flow through funds raised in 2014 (refer to Financial Condition, Liquidity and Capital resources section for more details on the financing).

Other loss, net, in 2013 includes $0.1 million unrealized loss on certain warrants held by the Company and fully expired as at December 31, 2013, $0.3 million write-off of certain amounts receivable and $0.2 million gain from the sale of one of its non-core green field exploration properties for the same amount.

Share of loss of investments in associates of $0.9 million and $0.3 million, respectively in 2014 and Q4/14 decreased by $1.0 million and $0.6 million compared to the same periods in 2013 and represents the Company’s proportionate share of the losses relating to its equity investments for the periods.

Write down of investments in associates and available for sale investments of $0.8 million for both 2014 and Q4/14 (2013 and Q4/13 - $3.9 million and $0.3 million) reflects the write down of certain available for sale investments and investments in associates to their fair value, as the decline in value was considered significant and prolonged.

Finance expense, net, for 2014 of $18.7 million is $3.4 million higher than in 2013, primarily due to the capitalizing of $6.2 million of borrowing costs in 2013. There were no borrowing costs capitalized on mining interests in 2014 and fourth quarter of 2013 since the Bell Creek Mill expansion was finalized in the third quarter of 2013.  Finance expense, net, of $4.3 million for Q4/14 is $0.9 million higher than in the same period in 2013, primarily due to the $1.2 million prepayment fee on the payment of the Standby Line at December 31, 2014.

SELECTED ANNUAL FINANCIAL INFORMATION

The following selected financial data has been prepared in accordance with IFRS and should be read in conjunction with the Company’s audited financial statements (in $’000s except for loss per share and number of shares issued and outstanding).

Year ended December 31,	2014	2013	2012
Financial Results:
Revenue	$256,144	$192,647	$133,012
Earnings (loss) from mine operations	$64,112	$(200,049)	$(220,666)
Earnings (loss) from continuing operations	$23,614	$(229,167)	$(246,389)
Loss from discontinued operations	$—	$(4,302)	$(71,543)
Earnings (loss) per share* - basic and diluted	$0.06	$(0.56)	$(0.77)
Earnings (loss) per share* from discontinued operations - basic and diluted	$0.00	$(0.01)	$(0.17)

Financial Position: At December 31,
Cash and cash equivalents	$54,370	$33,120	$48,715
Assets held for sale	$—	$—	$2,432
Working capital	$39,784	$18,683	$28,099
Mining interests	$527,449	$531,585	$719,888
Total assets	$619,678	$597,932	$823,015
Long term debt	$89,708	$116,686	$100,334
Long term finance lease obligations	$6,851	$6,150	$2,812
Environmental rehabilitation provision	$5,640	$4,770	$5,257
Share capital	$1,033,623	$1,017,262	$1,016,524
Equity portion of convertible debentures	$14,753	$14,753	$14,753
Reserves	$32,297	$31,388	$23,212
Deficit	$(608,621)	$(632,235)	$(398,766)

Number of shares issued and outstanding (000s)	435,433	416,620	415,654

* Earnings (loss) per share is calculated based on weighted average number of shares outstanding for the year

The loss from mine operations in 2013 and 2012 included impairment charges related to the Timmins West Mine cash generating unit of $225.0 million and $231.0 million, respectively. Excluding the impairment charges, earnings from mine operations in 2013 and 2012, respectively, were $25.0 million and $10.3 million, compared to 64.1 million in 2014. The increase year over year, reflects increased production and revenues as well as decreased cost per units.

The loss from discontinued operations of $4.3 million and $71.5 million, respectively in 2013 and 2012, relates to the sale of the Company’s Mexico subsidiary as discussed under Financial Review, Discontinued Operations above. The loss from discontinued operations in 2012 included an impairment charge of $71.5 million, representing the fair value of the Mexico subsidiary less cost to sell at at December 31, 2012, when the assets and liabilities of the Mexico subsidiary were reclassified as held for sale in the statement of financial position.

SUMMARY OF QUARTERLY RESULTS

The following selected financial data has been prepared in accordance with IFRS and should be read in conjunction with the Company’s interim consolidated financial statements ($000’s, other than “per share” amounts):

Fiscal quarter ended	December 31, 2014	September 30, 2014	June 30, 2014	March 31, 2014
Revenue	$56,080	$63,514	$75,091	$61,459
Earnings (loss) from mine operations	$11,889	$15,876	$22,057	$14,290
Finance expense, net	(4,341)	$(4,524)	$(4,865)	$(4,939)
Net (loss) earnings	$(1,500)	$7,621	$12,906	$4,587
Net (loss) earnings per share* basic and diluted	$(0.00)	$0.02	$0.03	$0.01

Fiscal quarter ended	December 31, 2013	September 30, 2013	June 30, 2013	March 31, 2013
Revenue	$65,814	$44,301	$39,675	$42,857
Earnings (loss) from mine operations	$(213,260)	$7,554	$1,797	$3,860
Finance (expense) income, net	$(5,286)	$(3,495)	$(2,794)	$(3,101)
Net loss	$(225,693)	$(1,718)	$(5,446)	$(612)
Loss from discontinued operations	$—	$—	$(4,302)	$—
Net loss per share* - basic and diluted
From continuing and discontinued operations	$(0.54)	$(0.00)	$(0.01)	$(0.00)
From discontinued operations	$0.00	$(0.00)	$(0.00)	$(0.00)

* Net earnings (loss) per share is calculated based on the weighted average number of shares outstanding for the quarter

The net loss in the Q4/14 compared to net earnings in the previous quarters of the year, largely reflects the impact of lower cash earnings from mine operations due to lower gold sales as well as the write off of the unamortized debt transaction costs ($2.4 million) and the prepayment fee ($1.2 million) related to the Standby Line payment on December 31, 2014.

The loss from mine operations in the Q4/13 included impairment charges related to the Timmins West Mine cash generating unit of $225.0 million. Excluding the impairment charges, earnings from mine operations in the Q4/13 were $11.7 million. Absent the impairment charges, the increase in earnings from mine operations in the Q4/13 compared to the previous quarter was due to higher gold sales and lower production costs, partially offset by lower gold price realized.

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

As at December 31, 2014 the Company’s cash and bullion was $61.5 million, an increase of $27.5 million from December 31, 2013. In 2014, the Company generated cash from operating activities of $111.3 million which compares to $70.6 million in 2013, with the increase reflecting higher cash earnings from mine operations, resulting from greater sales volumes and lower unit costs.

Receivables and prepaids at December 31, 2014 of $3.7 million are comparable to balances at December 31, 2013 ($3.6 million). Accounts payable and accrued liabilities of $26.5 million at December 31, 2014 are higher than the balance at December 31, 2013 ($21.6 million) primarily due to the timing of payments.

Net cash used in investing activities of $57.3 million in 2014 is $42.4 million lower than in the 2013. The reduction in expenditures reflected the completion of the Company’s mill expansion during the third quarter of 2013, partially offset by approximately $5.0 million spent on exploration drilling in 2014.

On December 3, 2014, the Company raised gross proceeds of $15.1 (net proceeds of $14.4 million) through the issuance of 12,900,000 flow-through common shares under a private placement at $1.17 per flow through share. On May 13, 2014, the Company raised gross proceeds of $5.0 million (net proceeds of $5.0 million) through the issuance of 5,300,000 flow-through common shares under a private placement at $0.95 per flow-through share. The Company has until December 31, 2015 to spend the flow-through funds raised on eligible Canadian exploration expenditures (“CEE”). The Company has spent $3.0 million on CEE to December 31, 2014.

On June 14, 2012, the Company signed a financing agreement with Sprott for a credit facility totaling up to $70.0 million, secured by the material assets of the Company. The credit facility involves two components, a $35.0 million gold-linked note and a standby line of credit for an additional $35.0 million. The transaction closed on July 16, 2012, at which time the Company received $35.0 million for the gold-linked note. The Standby Line of $35.0 million was drawn down on February 1, 2013.

On December 12, 2013, the Company entered into a modification agreement (the “Modification Agreement”) with Sprott whereby the Company agreed to repay the balance of the Standby Line through 18 equal monthly payments starting on June 30, 2015 with the final payment due on November 30, 2016. Previously, the Standby Line was due in full on January 1, 2015. The Company repaid $5.0 million of the Standby Line in December 2013, $10.0 million in June 2014 and the remaining $20.0 million on December 31, 2014.

The gold-linked note is being repaid through 29 monthly cash payments, which started on January 31, 2013. The cash payments are based on 947 ounces of gold each month multiplied by the Bloomberg gold closing price on the date prior to payment. The Company paid $15.9 million in 2014 related to the gold-linked note of which $14.7 million was in respect of principal repayments. To December 31, 2014, the Company had made payments totaling $32.3 million related to the gold-linked note (principal and interest), with five monthly payments remaining as of that date. The final payment on the gold-linked note is scheduled to be made on May 29, 2015.

CONTRACTUAL OBLIGATIONS

The Company has various obligations, such as contractual obligations in respect of the various debts, office rent obligations, finance lease obligations and environmental rehabilitation obligations for the Bell Creek Mine and Mill and Timmins West Mine, as at December 31, 2014 as follows (in $’000s):

	Payments Due by Period
Contractual obligations	Total	Less than a year	1-3 years	4-5 years	After 5 years
Accounts payable and accrued liabilities	$26,531	$26,531	$—	$—	$—
Finance leases and other	$15,936	$7,605	$7,642	$689	$—
Environmental rehabilitation provision	$5,640	$—	$—	$—	$5,640
Long term debt - principal and interest payments	$129,452	$12,997	$116,455	$—	$—
	$177,559	$47,133	$124,097	$689	$5,640

The Company has certain contractual obligations with First Nation communities as provided in the Impact and Benefits Agreement with the Flying Post First Nation and Mattagami First Nation signed on February 17, 2011 and the Exploration Agreement with the Flying Post First Nation, Mattagami First Nation, Matachewan First Nation and Wahgoshig First Nation signed on March

10, 2009 (for the exploration and advanced exploration work on the Bell Creek Complex). The agreements establish a framework for ongoing dialogue and consultation, including providing business, employment and training opportunities for members of the First Nation communities.

CAPITAL RESOURCES

The Company’s capital at December 31, 2014 and 2013 is as follows (in $’000):

As at December 31,	2014	2013
Share capital	$1,033,623	$1,017,262
Equity portion of convertible debentures	14,753	14,753
Reserves	32,297	31,388
Deficit	(608,621)	(632,235)
Long term debt	96,298	130,025
	$568,350	$561,193

The Company believes it has the financial resources available to finance its operations and capital activities on its operating mines and mill based on management’s expectations and assumptions, including in respect of gold prices, production levels and costs. The Company may pursue opportunities to strengthen its balance sheet and financial flexibility if and when required, and may raise additional capital through debt and/or equity markets or any combination as it progresses with its projects and properties.

The debt agreement with Sprott has certain financial covenants, which must be maintained on an ongoing basis. Non-compliance with the covenants could result in the Company having to pay the outstanding balance of the loan. Throughout 2014 and 2013, and as at December 31, 2014 and 2013, the Company was in full compliance with all debt covenants.

The Company and its subsidiaries are not subject to any other externally imposed capital requirements and do not have exposure to asset-backed commercial paper or similar products.

As at March 25, 2015, there were 435,591,224 common shares of the Company issued and outstanding.

OUTSTANDING OPTIONS

As at March 25, 2015 the following options were outstanding:

Number of Options Outstanding	Exercise Price Range
13,630,856	$0.37-$0.99
1,935,000	$1.00-$1.99
30,000	$2.00-$2.99
5,964,000	$3.00-$3.99
21,559,856

NON-GAAP MEASURES

The Company has included in this MD&A certain Non-GAAP (Generally Accepted Accounting Principles) performance measures as detailed below. In the gold mining industry, these are common performance measures but do not have any standardized meaning, and are considered Non-GAAP measures. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use such Non-GAAP measures to evaluate the Company’s performance and ability to generate cash flow. Accordingly, they are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

Cash Operating Costs and Cash Operating Cost Per Gold Ounce

Cash operating costs and cash operating cost per ounce are Non-GAAP measures. In the gold mining industry, cash operating costs and cash operating cost per ounce are common performance measures but do not have any standardized meaning.

Cash operating costs are derived from amounts included in the Consolidated Statements of Comprehensive Income (Loss) and include mine site operating costs such as mining, processing and administration as well as royalty expenses, but exclude depreciation, depletion and share-based payment expenses and reclamation costs. Cash operating cost per ounce is based on ounces sold and is calculated by dividing cash operating costs by commercial gold ounces sold; US$ cash operating cost per ounce sold is derived from the cash operating costs per ounce sold translated  using the average Bank of Canada C$/US$ exchange rate for the period.

The Company discloses cash operating costs and cash operating cost per ounce as it believes the measures provide valuable assistance to investors and analysts in evaluating the Company’s operational performance and ability to generate cash flow. The most directly comparable measure prepared in accordance with GAAP is total production costs. Cash operating costs and cash operating cost per ounce of gold sold should not be considered in isolation or as a substitute for measures prepared in accordance with GAAP.

Cash operating costs are reconciled to the amounts included in the Consolidated Statements of Comprehensive Income (Loss) as follows (all dollar amounts, other than per ounce, in 000’s):

	Quarter ended December 31,		Year ended December 31,
	2014	2013	2014	2013
Production costs ($’000)	$28,076	$31,952	$120,303	$107,491
Less share based payments ($’000)	(113)	(227)	(408)	(530)
Cash operating costs ($’000)	$27,963	$31,725	$119,895	$106,961
Gold sales (ounces)	41,200	49,650	183,300	135,550
Cash operating cost per ounce of gold ($/ounce)	$679	$640	$654	$789
Cash operating cost per ounce of gold (US$/ounce)	$597	$609	$592	$766

Cash Earnings from Mine Operations

Cash earnings from mine operations is a Non-GAAP measure and does not have any standardized meaning. The Company discloses cash earnings from mine operations as it believes this measure provides valuable assistance to investors and analysts in evaluating the Company’s ability to finance its ongoing business and capital activities. The most directly comparable measure prepared in accordance with GAAP is earnings from mine operations. Cash earnings from mine operations represent the earnings from mine operations prior to deducting non-cash expenses, and is calculated by adding depletion, depreciation and share-based payments in production costs to earnings from mine operations.

Cash earnings from mine operations for the three and twelve months ended December 31, 2014 and 2013 are shown below (in 000’s):

	Quarter ended December 31,		Year ended December 31,
	2014	2013	2014	2013
Earnings from mine operations	$11,889	$(213,260)	$64,112	$(200,049)
Impairment charge	—	225,000	—	225,000
Depletion and depreciation	16,115	22,122	71,729	60,205
Share based payments in production costs	113	227	408	530
Cash earnings from mine operations	$28,117	$34,089	$136,249	$85,686

All-In Sustaining Costs and All-In Sustaining Cost Per Ounce of Gold

All-in sustaining costs and all-in sustaining cost per ounce are Non-GAAP measures. These measures are intended to assist readers in evaluating the total costs of producing gold from current operations. While there is no standardized meaning across the industry for this measure, the Company’s definition conforms to the definition of all-in sustaining costs as set out by the World Gold Council in its guidance note dated June 27, 2013. The Company defines all-in sustaining costs as the sum of production costs, sustaining capital (capital required to maintain current operations at existing levels), corporate general and administrative expenses, in-mine exploration expenses and reclamation cost accretion related to current operations. All-in sustaining costs exclude growth capital, reclamation cost accretion not related to current operations, interest expense, debt repayment and taxes. The costs included in the calculation of all-in sustaining costs are divided by commercial gold ounces sold; US$ all-in sustaining costs per ounce sold are translated using the average Bank of Canada C$/US$ exchange rate for the period.

All-in sustaining costs and all-in sustaining cost per ounce are reconciled to the amounts included in the Consolidated Statements of Comprehensive Income (Loss) as follows (all dollar amounts, other than per ounce, in 000’s):

	Quarter ended December 31,		Year ended December 31,
	2014	2013	2014	2013
Production costs	$28,076	$31,952	$120,303	$107,491
General and administrative	2,567	3,844	13,534	12,555
Rehabilitation - accretion and amortization (operating sites)	63	40	195	186
Mine in-site exploration and evaluation costs	1,216	1,270	4,486	4,834
Mine development expenditures	8,133	6,421	29,667	31,338
Sustaining capital expenditures	2,775	652	8,389	2,682
All-in sustaining costs	$42,830	$44,179	$176,574	$159,086
Gold sales (ounces)	41,200	49,600	183,300	135,550
All-in sustaining cost per ounce of gold ($/ounce)	$1,040	$891	$963	$1,174
All-in sustaining cost per ounce of gold (US$/ounce)	$915	$849	$872	$1,139

Adjusted Net Earnings

Adjusted net earnings excludes impairment charges, other income/losses (which includes gain/losses and other costs incurred for acquisition and disposal of mining interests, unrealized and non—cash realized gain/losses on financial instruments) as well as significant non-cash non-recurring items. The Company also excludes the net (earnings) losses from the Company’s investments in associates as well as write down/off of investments in associates. The Company excludes these items from net earnings (losses) to provide a measure which allows the Company and investors to evaluate the operating results of the core operations of the Company and its ability to generate operating cash flows to fund working capital requirements, future capital expenditures and service outstanding debt.

Adjusted net earnings are reconciled to the amounts included in the Consolidated Statements of Comprehensive Income (Loss) as follows (all dollar amounts, other than per share, in 000’s):

	Quarter ended December 31,		Year ended December 31,
	2014	2013	2014	2013
Earnings (loss) from continuing operations	$(1,500)	$(225,693)	$23,614	$(229,167)
Impairment charge	—	225,000	—	225,000
Share of loss of investments in associates	311	871	865	1,833
Write down of investments in associates and available for sale investments	807	302	807	3,874
Other loss (income)	2,875	1,830	3,284	(5,133)
Adjusted net earnings (loss)	$2,493	$2,310	$28,570	$(3,593)
Weighted average number of shares outstanding (‘000)	426,452	416,620	421,158	416,536
Adjusted net earnings (loss) per share	$0.01	$0.01	$0.07	$(0.01)

ACCOUNTING POLICIES, STANDARDS AND JUDGMENTS

Changes in Accounting Policies

The Company has adopted the following new standards, along with any consequential amendments, effective January 1, 2014. These changes were made in accordance with the applicable transitional provisions.

IAS 32, Financial instruments: presentation

IAS 32, Financial instruments: presentation (“IAS 32”) was amended by the IASB in December 2011. The amendment clarifies that an entity has a legally enforceable right to offset financial assets and financial liabilities if that right is not contingent on a future event and it is enforceable both in the normal course of business and in the event of default, insolvency or bankruptcy of the entity and all counterparties. The amendment to IAS 32 is effective for annual periods beginning on or after January 1, 2014. The amendment to the standard did not have any impact on the Company’s consolidated financial statements.

IAS 36, Impairment of assets

IAS 36, Impairment of assets (“IAS 36”), was amended by the IASB in May 2013.  The amendments require the disclosure of the recoverable amount of impaired assets when an impairment loss has been recognised or reversed during the period and additional disclosures about the measurement of the recoverable amount of impaired assets when the recoverable amount is based on fair value less costs of disposal, including the discount rate when a present value technique is used to measure the recoverable amount. The amendments to IAS 36 are effective for annual periods beginning on or after January 1, 2014. The amendments to the standard did not have any impact on the Company’s consolidated financial statements.

IAS 39, Financial instruments: recognition and measurement

IAS 39, Financial instruments: recognition and measurement (“IAS 39”), was amended by the IASB in June 2013. The amendments clarify that novation of a hedging derivative to a clearing counterparty as a consequence of laws or regulations or the introduction of laws or regulations does not terminate hedge accounting. The amendments to IAS 39 are effective for annual periods beginning on or after January 1, 2014. The amendments to the standard did not have any impact on the Company’s consolidated financial statements.

IFRIC 21, Levies

IFRIC 21, Levies (“IFRIC 21”) was issued in May 2013 and is an interpretation of IAS 37, Provisions, Contingent Liabilities and Contingent Assets. The interpretation clarifies the obligating event that gives rise to a liability to pay a levy. IFRIC 21 is effective for periods beginning on or after January 1, 2014. IFRIC 21 did not have a significant impact on the Company’s consolidated financial statements.

Amendments to IFRS 2, Share-based Payments

In the second quarter of 2014, the IASB issued Amendments to IFRS 2, Share-based Payments. The amendments change the definitions of “vesting condition” and “market condition” in the Standard, and add definitions for “performance condition” and “service condition”. They also clarify that any failure to complete a specified service period, even due to the termination of an employee’s employment or a voluntary departure, would result in a failure to satisfy a service condition. This would result in the reversal, in the current period, of compensation expense previously recorded reflecting the fact that the employee failed to complete a specified service condition. These amendments are effective for transactions with a grant date on or after July 1, 2014. These amendments had no impact on the Company’s consolidated financial statements.

Amendments to IFRS 3, Business Combinations (contingent consideration)

In the second quarter of 2014, the IASB issued Amendments to IFRS 3, Business Combinations. The amendments clarify the guidance in respect of the initial classification requirements and subsequent measurement of contingent consideration. This will result in the need to measure the contingent consideration at fair value at each reporting date, irrespective of whether it is a financial instrument or a non-financial asset or liability. Changes in fair value will need to be recognized in profit and loss.  These amendments are effective for transactions with acquisition dates on or after July 1, 2014. These amendments had no impact on the Company’s consolidated financial statements.

Accounting Standards Issued but Not Yet Effective

IFRS 15, Revenue from Contracts and Customers

IFRS 15, Revenue from Contracts and Customers (“IFRS 15”) was issued by the IASB on May 28, 2014, and will replace IAS 18, Revenue, IAS 11, Construction Contracts, and related interpretations on revenue. IFRS 15 sets out the requirements for recognizing revenue that apply to all contracts with customers, except for contracts that are within the scope of the Standards on leases, insurance contracts and financial instruments. IFRS 15 uses a control based approach to recognize revenue which is a change from the risk and reward approach under the current standard. Companies can elect to use either a full or modified retrospective approach when adopting this standard and it is effective for annual periods beginning on or after January 1, 2017. The Company is currently evaluating the impact of IFRS 15 on its consolidated financial statements.

IFRS 9, Financial Instruments

IFRS 9, Financial Instruments (“IFRS 9”) was issued by the IASB on July 24, 2014, and will replace IAS 39, Financial Instruments: Recognition and Measurement. IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. Two measurement categories continue to exist to account for financial liabilities in IFRS 9; fair value through profit or loss (“FVTPL”) and amortized cost. Financial liabilities held-for-trading are measured at FVTPL, and all other financial liabilities are measured at amortized cost unless the fair value option is applied. The treatment of embedded derivatives under the new standard is consistent with IAS 39 and is applied to financial liabilities and non-derivative host contracts not within the scope of this standard.  The effective date for this standard is for annual periods beginning on or after January 1, 2018.  The Company is currently evaluating the impact of IFRS 9 on its consolidated financial statements.

Amendments to IAS 16, Property, Plant and Equipment, and IAS 38, Intangible Assets: Clarification of Acceptable Methods of Depreciation and Amortization

On May 12, 2014, the IASB issued Amendments to IAS 16, Property, Plant and Equipment, and IAS 38, Intangible Assets. In issuing the amendments, the IASB has clarified that the use of revenue-based methods to calculate the depreciation of a tangible asset is not appropriate because revenue generated by an activity that includes the use of a tangible asset generally reflects factors other than the consumption of the economic benefits embodied in the asset. The IASB has also clarified that revenue is generally presumed to be an inappropriate basis for measuring the consumption of the economic benefits embodied in an intangible asset.  This presumption for an intangible asset, however, can be rebutted in certain limited circumstances.  The amendments are to be applied prospectively for fiscal years beginning on or after January 1, 2016, with early application permitted. The Company is currently evaluating the impact of these amendments on its consolidated financial statements.

IFRS 11, Joint Arrangements

On May 6, 2014 the IASB amended IFRS 11, Joint Arrangements (“IFRS 11”). The amendments add new guidance on how to account for the acquisition of an interest in a joint operation that constitutes a business. The amendments are effective for annual periods beginning on or after January 1, 2016. The Company is currently evaluating the impact of these amendments on its consolidated financial statements.

IFRS 8, Operating Segments

On December 12, 2013 the IASB amended IFRS 8, Operating Segments (“IFRS 8”). The amendments add a disclosure requirement for the aggregation of operating segments and clarify the reconciliation of the total reportable segments’ assets to the entity’s assets. The amendments are effective for annual periods beginning on or after July 1, 2014. The Company is currently evaluating the impact of these amendments on its consolidated financial statements.

IAS 1, Presentation of Financial Statements

On December 18, 2014 the IASB amended IAS 1, Presentation of Financial Statements (“IAS 1”). The amendments to existing IAS 1 requirements relate to materiality; order of the notes; subtotals; accounting policies; and disaggregation. The amendments are effective for annual periods beginning on or after January 1, 2016. The Company is currently evaluating the impact of these amendments on its consolidated financial statements.

IAS 19, Employee Benefits

On November 13, 2013 the IASB amended IAS 19, Employee Benefits (“IAS 19”). The amendments provide additional guidance to IAS 19 on the accounting for contributions from employees or third parties set out in the formal terms of a defined benefit plan. The amendments are effective for annual periods beginning on or after July 1, 2014. IAS 19 was further amended on July 30, 2014. The amendments to IAS 19 clarify the application of the requirements of IAS 19 on determination of the discount rate to a regional market consisting of multiple countries sharing the same currency. The amendments are effective for annual periods beginning on or after January 1, 2016. The amendments do not impact the Company’s consolidated financial statements.

IAS 38, Intangible Assets

On May 12 2014 the IASB amended IAS 38, Intangible Assets (“IAS 38”). The amendments clarify that an amortization method based on revenue is generally presumed to be an inappropriate basis for measuring the consumption of the economic benefits embodied in an intangible asset. However, the amendments provide limited circumstances when a revenue based method can be an appropriate basis for amortization. The amendments are effective for annual periods beginning on or after January 1, 2016. The Company is currently evaluating the impact of these amendments on its consolidated financial statements.

Critical Accounting Judgments and Key Sources of Estimation Uncertainty

In the application of the Company’s accounting policies, which are described in note 3 to the consolidated financial statements for the years ended December 31, 2014 and 2013 (the “Annual Consolidated Financial Statements”), management is required to make judgments, estimates and assumptions about the carrying amount and classification of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revisions affect only that period, or in the period of the revision and future periods, if the revision affects both current and future periods.

The following are the critical judgments and areas involving estimates, that management has made in the process of applying the Company’s accounting policies, and that have the most significant effect on the amount recognized in the consolidated financial statements.

Critical Judgments in Applying Accounting Policies

Commercial production - Operating levels intended by management

Prior to reaching operating levels intended by management, costs incurred are capitalized as part of costs of related mining properties and proceeds from sales are offset against costs capitalized. Depletion of capitalized costs for mining properties begins when operating levels intended by management have been reached. Management considers several factors in determining when a mining property has reached the operating levels intended by management.

Determination of functional currency

In accordance with International Accounting Standards (“IAS”) 21, The Effects of Changes in Foreign Exchange Rates, management determined that the functional currency of its Canadian entities is the Canadian dollar, and the functional currency for the Company’s subsidiary in Mexico was the Mexican peso. The Company disposed of its Mexico entity on May 8, 2013.

Key Sources of Estimation Uncertainties

Useful life of plant and equipment

The Company reviews the estimated lives of its plant and equipment at the end of each reporting period. There were no material changes in the lives of plant and equipment for the years ended December 31, 2014 and 2013.

Determination of ore reserves and resources

Reserves and resources are used in the units of production calculation for depreciation, depletion calculations and in the determination of the timing of environmental rehabilitation costs as well as impairment analysis.

There are numerous uncertainties inherent in estimating ore reserves and resources. Assumptions that are valid at the time of estimation may change significantly when new information becomes available. Changes in the forecast prices of commodities, exchange rates, production costs, drilling or recovery rates may change the economic status of reserves and resources and may, ultimately, result in the reserves and resources being revised.

Deferred income taxes

Judgment is required in determining whether deferred tax assets are recognized on the statement of financial position. Deferred tax assets, including those arising from unutilized tax losses require management to assess the likelihood that the Company or/and its subsidiaries will generate taxable earnings in future periods, in order to utilize recognized deferred tax assets. Estimates of future taxable income are based on forecast cash flows from operations and the application of existing tax laws in each jurisdiction. To the extent that future cash flows and taxable income differ significantly from estimates, the ability of the Company or/and its subsidiaries to realize the net deferred tax assets recorded at the statement of financial position date could be impacted. Additionally, future changes in tax laws in the jurisdictions in which the Company and its subsidiaries operates could limit the ability of the Company to obtain tax deductions in future periods.

Impairment of assets

The carrying amounts of mining properties and plant and equipment are reviewed for impairment if events or changes in circumstances indicate that the carrying value may not be recoverable. If there are indicators of impairment, an exercise is undertaken to determine whether the carrying values are in excess of their recoverable amount. Such a review is undertaken on an asset by asset basis, except where such assets do not generate cash flows independent of other assets, and then the review is undertaken at the cash generating unit level.

The assessment requires the use of estimates and assumptions such as, but not limited to, long-term commodity prices, foreign exchange rates, discount rates, future capital requirements, resource estimates, exploration potential and operating performance as well as the Cash

Generating Unit (“CGU”) definition. It is possible that the actual fair value could be significantly different from those assumptions, and changes in these assumptions will affect the recoverable amount of the mining interests. In the absence of any mitigating valuation factors, the Company’s failure to achieve its valuation assumptions or declines in the fair values of its CGU or other assets may, over time, result in impairment charges causing the Company to record material losses.

The Company considers both external and internal sources of information in assessing whether there are any indications that mining interests are impaired. External sources of information the Company considers include changes in the market, economic and legal environment in which the Company operates that are not within its control and affect the recoverable amount of mining interests. Internal sources of information the Company considers include the manner in which mining properties and plant and equipment are being used or are expected to be used and indications of economic performance of the assets. In assessing whether there is objective evidence that the Company’s mining interests represented by its investments in associates are impaired, the Company’s management considers observable data including the carrying amounts of the investees’ net assets as compared to their market capitalization.

Environmental rehabilitation

Significant estimates and assumptions are made in determining the environmental rehabilitation costs as there are numerous factors that will affect the ultimate liability payable. These factors include estimates of the extent and costs of rehabilitation activities, technological changes, regulatory changes, cost increases, and changes in discount rates.

Those uncertainties may result in actual expenditures in the future being different from the amounts currently provided. The provision represents management’s best estimate of the present value of the future rehabilitation costs required.

Share-based payments

Management assesses the fair value of stock options granted, PSUs and DSUs in accordance with the accounting policy stated in note 3(m) of the Annual Consolidated Financial Statements. The fair value of stock options granted and DSUs is measured using the Black-Scholes option valuation model; the fair value of PSUs is measured using the Monte Carlo simulation valuation model. The fair value of stock options granted, PSUs and DSUs using valuation models is only an estimate of their potential value and requires the use of estimates and assumptions.

OFF BALANCE SHEET ARRANGEMENTS AND TRANSACTIONS WITH RELATED PARTIES

The Company has not entered into any off balance sheet arrangements or transactions with related parties during the twelve months ended December 31, 2014 and 2013.

RISKS AND CONTROLS

Financial Instruments Risk Exposure

The Company is exposed to financial risks sensitive to changes in commodity prices, foreign exchange and interest rates. The Company’s Board of Directors has overall responsibility for the establishment and oversight of the risk management framework. Currently the Company has not entered into any options, forward and future contracts to manage its price-related exposures. Similarly, derivative financial instruments are not used to reduce these financial risks.

The Company’s risk exposures and the impact on the Company’s financial instruments are summarized below:

Credit Risk

The Company’s credit risk is primarily attributable to receivables, which mainly consist of sales tax due from the Federal Government of Canada. The Company’s surplus cash at December 31, 2014, is invested in very liquid low risk accounts in A rated Canadian Banks. The Company has no significant concentration of credit risk arising from operations. Management believes that the credit risk concentration with respect to financial instruments included in other assets is remote.

Liquidity Risk

The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. The Company has a planning and budgeting process in place to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis and its expansionary plans. In the normal course of business, the Company enters into contracts that give rise to commitments for future minimum payments as disclosed in the “Contractual Obligations” section on this MD&A. All of the Company’s financial liabilities are subject to normal trade terms.

Market Risk

Interest rate risk

The Company is exposed to interest rate fluctuations related to interest earned on its cash on hand. The Company’s current policy is to invest excess cash in low risk investments with banking institutions. The Company periodically monitors the investments it makes and is satisfied with the credit ratings of its banks and investments.

The Company’s excess cash at December 31, 2014, is invested in liquid and low risk accounts in A rated Canadian Banks. The Company is exposed to short-term interest rates through the interest earned on cash balances. A 1% change in short term rates would change the interest income and net loss of the Company, assuming that all other variables remain constant, by approximately $0.4 million in 2014 (2013 - $0.3 million).

Price risk

The Company is exposed to price risk with respect to fluctuation in gold prices, which impacts the future economic feasibility of its mining interests and cash earnings from its operating mines. The Company is also exposed to price risk with respect to its gold-linked note, which will be repaid using a fixed amount of gold ounces multiplied by the Bloomberg gold closing price on the date of payment.

The Company has not entered into any material derivative financial instruments to manage exposure to price risk. Gold prices are affected by numerous factors such as the sale or purchase of gold by various central banks and financial institutions, interest rates, exchange rates, inflation or deflation, fluctuations in the value of the US dollar and foreign currencies, global and regional supply and demand, and the political and economic conditions of major gold producing countries throughout the world. A 10% change in gold prices would result in an approximately $25.1 million

(2013 - $19.5 million) change in the Company’s net earnings; the change in the net earnings in 2014 includes a $Nil (2013 - $0.3 million) change in the mark to market value of gold loan derivatives.

Foreign currency exchange risk

The Company is exposed to foreign currency exchange risk with respect to future gold sales, since gold sales are denominated in United States Dollars (US$) and the Company’s functional currency is Canadian dollar. The movements on US$ rates may impact the future economic feasibility of the Company’s mining interests as well as earnings from its mine operations.

The Company is also exposed to foreign currency exchange risk with respect to the gold-linked note, which will be repaid using a fixed amount of gold ounces multiplied by the Bloomberg gold closing price on the date of payment (gold price is denominated in US$). A 10% change in the US$/CAD$ exchange rate would change the unrealized foreign exchange gain (loss) and net earnings of the Company, assuming that all other variables remains constant, by approximately $0.6 million in 2014 (2013, $0.3 million).

Other Risks and Uncertainties

The most significant risks and uncertainties faced by the Company are: changes in the price of gold; the uncertainty of production estimates, including the ability to extract anticipated tonnes and successfully realize estimated grades; the inherent risk associated with project development and mineral exploration activities; the uncertainty of mineral resources and their development into reserves; uncertainty as to potential project delays from circumstances beyond the Company’s control; and timing of production; as well as title risks and the possible failure to obtain mining licenses.

The success of the Company’s Timmins West Mine, Bell Creek Mine, and its other properties will be primarily dependent on the future price of gold. Metal prices have historically been subject to significant price fluctuation. No assurance may be given that metal prices will remain stable. Significant price fluctuations over short periods of time may be generated by numerous factors beyond the control of the Company, including domestic and international economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates, global or regional consumption patterns, speculative activities and increases or decreases in production due to improved mining and production methods.

Significant reductions or volatility in metal prices may have an adverse effect on the Company’s business, including the economic attractiveness of the Company’s projects, the Company’s ability to obtain financing and the amount of the Company’s revenue or profit or loss. In addition, a prolonged period of lower gold prices could result in the Company breaching one or more covenants in the future with regard to its outstanding credit facility with Sprott.

For a detailed description of Risks and Uncertainties refer to the Company’s Annual Information Form for the year ended December 31, 2014.

Corporate Governance

The Company’s Board of Directors follows accepted corporate governance guidelines for public companies to ensure transparency and accountability to shareholders.

The Audit Committee of the Company fulfills its role of ensuring the integrity of the reported information through its review of the interim and audited annual financial statements prior to their submission to the Board of Directors for approval. The Audit Committee, comprised of four independent directors, meets with management and the external auditors of the Company on a quarterly basis to review the financial statements, including the MD&A, and to discuss other financial, operating and internal control matters. The Company also has adopted the practice of engaging its external auditors to perform quarterly reviews of its interim financial statements.

Controls and Procedures

The Company’s management, including the Chief Executive Officer (“CEO”) and the Senior Vice-President and Chief Financial Officer (“CFO”) has evaluated the operating effectiveness of the Company’s internal control over financial reporting. Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, the CEO and CFO and effected by management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2014. Based on this assessment, management concluded that, as of December 31, 2014, the Company’s internal control over financial reporting was operating effectively. The evaluation was performed using the criteria set forth in the Internal Control-Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the CEO and CFO on a timely basis so that appropriate decisions can be made regarding annual and interim financial statement disclosure. An evaluation of the effectiveness of the design and operation of disclosure controls and procedures was conducted as of December 31, 2014, by the Company’s management, including the CEO and CFO. Based on this evaluation, the CEO and CFO have concluded that the Company’s disclosure controls and procedures were effective.

Quality Control

Lake Shore Gold has a quality control program to ensure best practices in the sampling and analysis of drill core. Normal practice for all programs has been to insert three Quality Control samples including one blank, one certified standard and one reject duplicate at a frequency of every twenty drill core samples submitted. Subsequent to September 2012, all surface exploration drilling programs have modified the frequency of insertion of the three Quality Control samples to one blank, one certified standard and one reject duplicate every forty drill core samples submitted and, as of March 18, 2013, all underground drilling used this same frequency. The blanks and the certified standards are checked to be within acceptable limits prior to being accepted into the GEMS SQL database. Routine assays have been completed using a standard fire assay with a 30-gram aliquot. For samples that return a value greater than ten grams per tonne gold, the remaining pulp is taken and fire assayed with a gravimetric finish. Select samples are tested with the pulp metallic process.

Underground drilling at the Timmins West and Bell Creek mines utilizes four different core sizes including; NQ with a core diameter of 47.6mm; AQTK with a core diameter of 30.5mm; BQTK which has a core diameter of 40.7mm; and BQ which has a core diameter of 36.4mm.  Most underground definition and delineation drilling is done with AQTK, BQTK or BQ with any underground exploration core with NQ. All surface exploration drilling is done with NQ. Sampling of drill core is conducted in standard intervals with most BQTK, BQ and AQTK sized core being whole core sampled and selected core from underground as well as all surface exploration core being saw cut. For core that is saw cut, the remaining half is stored in a secure location.

Gold analysis for drill core from underground drilling has utilized four analytical laboratories.  All drill core from underground drilling is analyzed at either ALS Canada Ltd. (2090 Riverside Drive, Timmins and 2103 Dollarton Hwy, North Vancouver), Activation Laboratories (1752 Riverside Drive, Timmins) or Accurassay Laboratories (150A Jaguar Drive Timmins and 1046 Gorham Street, Thunder Bay, not used since May, 2013) and select drill core, test holes and production samples at Lake Shore Gold Corp.’s Bell Creek Complex mill laboratory. ALS Canada Ltd. is ISO 9001:2008 and ISO 17025 certified and Accurassay conforms to requirements of CAN P–4E ISO/IEC 17025, and CAN–P–1579, not used since May, 2013). Activation Laboratories Ltd. in Timmins is ISO 9001 certified and follows their fully certified main Ancaster, Ontario Lab analytical procedures (working towards ISO 17025 CANP4E in early 2014).  Lake Shore Gold Corp’s Bell Creek mill laboratory is not ISO registered. All gold analysis for recent surface drilling is performed at ALS Canada Ltd. and Activation Laboratories.

Qualified Persons

Scientific and technical information contained in this MD&A related to mining operations and reserves has been reviewed and approved by Natasha Vaz, P.Eng., Vice-President, Technical Services, who is an employee of Lake Shore Gold Corp., and a “qualified person” as defined by National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”).

Scientific and technical information related to resources, drilling and all matters involving mine production geology contained in this MD&A or source material, was reviewed and approved by Eric Kallio, P.Geo., Senior Vice-President, Exploration. Mr. Kallio is an employee of Lake Shore Gold Corp., and is a “qualified person” as defined by NI 43-101.

FORWARD-LOOKING STATEMENTS

All statements, other than statements of historical fact, contained or incorporated by reference in this MD&A including, but not limited to, any information as to the future financial or operating performance of Lake Shore Gold Corp., constitute “forward-looking information” or “forward-looking statements” within the meaning of certain securities laws, including the provisions of the Securities Act (Ontario) and the provisions for “safe harbor” under the United States Private Securities Litigation Reform Act of 1995, and are based on expectations, estimates and projections as of the date of this MD&A or, in the case of documents incorporated by reference herein, as of the date of such documents. Forward-looking statements are provided for the purpose of providing information about management’s expectations and plans relating to the future. All of the forward-looking statements made in this MD&A are qualified by these cautionary statements and those made in our other filings with the securities regulators of Canada and the Securities Exchange Commission.

Other than as specifically required by law, the Company does not intend, and does not assume any obligation, to explain any material difference between subsequent actual events and such forward-looking statements, or to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events, whether as a result of new information, future events or results or otherwise. These forward-looking statements represent management’s best judgment based on facts and assumptions that management considers reasonable, including that: there are no significant disruptions affecting operations, whether due to labour disruptions, supply disruptions, power disruptions, damage to equipment or otherwise; permitting, development, operations, expansion and acquisitions at the Timmins West Complex continue on a basis consistent with the Company’s current expectations; permitting, development and operations at the Bell Creek Complex continue on a basis consistent with the Company’s current expectations; the exchange rate between the Canadian dollar and the U.S. dollar stays approximately consistent with current levels; price assumptions for gold hold true; prices for fuel, electricity and other key supplies remains consistent with current levels;  production and cost of sales forecasts meet expectations; the accuracy of the Company’s current mineral reserve and mineral resource estimates hold true; and labour and materials costs increase on a basis consistent with the Company’s current expectations. The Company makes no representation that reasonable business people in possession of the same information would reach the same conclusions.

Forward-looking statements include, but are not limited to, possible events, statements with respect to possible events, statements with respect to the future price of gold and other metals, the estimation of mineral resources and reserves, the realization of mineral reserve and resource estimates, the timing and amount of estimated future production, costs of production, expected capital expenditures, costs and timing of the development of new deposits, success of exploration and development activities, permitting time lines, currency fluctuations, requirements for additional capital, government regulation of exploration and mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims, completion of acquisitions and their potential impact on the Company and its operations, limitations on insurance coverage and the timing and possible outcome of pending litigation. In certain cases, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.  As well as those factors discussed in the section entitled “Risks and Uncertainties” in this MD&A and in the section entitled “Risk Factors” in the Company’s most recently filed AIF, known and unknown risks which could cause actual results to differ materially from projections in forward-looking statements include, among others: fluctuations in the currency markets; fluctuations in the spot and forward price of gold or certain other commodities (such as diesel fuel and electricity); changes in interest rates; changes in national and local government legislation, taxation, controls, regulations and political or economic developments in Canada or other countries in which the Company may carry on business in the future; business opportunities that may be presented to, or pursued by, the Company; the Company’s ability to integrate acquisitions successfully; operating or technical difficulties in connection with mining or development activities; employee relations; the speculative nature of gold exploration and development, including the risks of obtaining necessary licenses and permits; diminishing quantities or grades of reserves; and contests over title to properties, particularly title to undeveloped properties. In addition, there are risks and hazards associated with the business of gold exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance, or the inability to obtain insurance, to cover these risks).

Although the Company has attempted to identify important factors (which it believes are reasonable) that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking statements.

ADDITIONAL INFORMATION

Additional information relating to the Company is provided in the Company’s audited consolidated financial statements for the year ended December 31, 2014, its Annual Information Form for the year ended December 31, 2014, and its most recently filed Information Circular. These and other documents relating to the Company are available on SEDAR at www.sedar.com.